UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)*


Boxed, Inc. (f/k/a Seven Oaks Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81787X106
(CUSIP Number)

Jerry Cammarata
Atalaya Capital Management LP
One Rockefeller Plaza
32nd Floor
New York, NY 10022
(212) 201-1924

with a copy to:
Stephen B. Amdur
Pillsbury Winthrop Shaw Pittman LLP
31 West 52nd Street
New York, NY 10019
(212) 858-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(1) Names of reporting persons

ACM ARRT VII D LLC

(2) Check the appropriate box if a member of a group

(a)  [ ]
(b)  [x|

(see instructions)

(3) SEC use only

(4) Source of funds (see instructions): OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place or organization

Delaware, USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 0

(8) Shared voting power: 6,164,370

(9) Sole dispositive power: 0

(10) Shared dispositive power: 6,164,370

(11) Aggregate amount beneficially owned by each reporting person: 6,164,370

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11): 9.0%

(14) Type of reporting person (see instructions): OO



(1) Names of reporting persons

Atalaya Special Purpose Investment Fund LP

(2) Check the appropriate box if a member of a group

(a)  [ ]
(b)  [x|

(see instructions)

(3) SEC use only

(4) Source of funds (see instructions): OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place or organization

Delaware, USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 0

(8) Shared voting power: 10,000

(9) Sole dispositive power: 0

(10) Shared dispositive power: 10,000

(11) Aggregate amount beneficially owned by each reporting person: 10,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11): 0.0%

(14) Type of reporting person (see instructions): PN



(1) Names of reporting persons

Atalaya Capital Management LP

(2) Check the appropriate box if a member of a group

(a)  [ ]
(b)  [x|

(see instructions)

(3) SEC use only

(4) Source of funds (see instructions): IA, PN

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place or organization

Delaware, USA

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 0

(8) Shared voting power: 6,174,370

(9) Sole dispositive power: 0

(10) Shared dispositive power: 6,174,370

(11) Aggregate amount beneficially owned by each reporting person: 6,174,370

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13) Percent of class represented by amount in Row (11): 9.0%

(14) Type of reporting person (see instructions): IA, PN


Item 1.	Security and Issuer.
       The class of equity security to which this statement on
Schedule 13D relates is the common stock, par value $0.0001 per share (the Common Stock), of Boxed, Inc., a Delaware corporation (the
Issuer), formerly known as Seven Oaks Acquisition Corp. (SVOK).
The address of the principal executive offices of the Issuer is 451 Broadway, New York, NY 10013. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.
       (a) This Statement is being filed jointly on behalf of the following persons (collectively, the Reporting Persons):
       (i) ACM ARRT VII D LLC, a Delaware limited liability company (ARRT);
       (ii) Atalaya Special Purpose Investment Fund LP, a Cayman
Island limited partnership (ASPIF); and
       (iii) Atalaya Capital Management LP, a Delaware limited partnership (ACM).
       The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit I.
       6,164,370 shares of Common Stock are held directly by ARRT and 10,000 shares of Common Stock underlying warrants are held by ASPIF (collectively, the Shares). As ARRTs and ASPIFs investment manager, ACM has the power to vote and direct the disposition of all Shares held by ARRT and ASPIF.
       The principal office and business address of each of the Reporting Persons is One Rockefeller Plaza, 32nd Floor, New York,
NY 10020. The principal business of the each of the Reporting Persons is investing in securities.
       (d) and (e) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
       As previously disclosed on June 14, 2021, the Issuer entered into an Agreement and Plan of Merger, dated June 13, 2021 and as amended November 26, 2021, (the Merger Agreement) by and among the Issuer, Blossom Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Acquiror (Blossom Merger Sub), Blossom Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (Blossom Merger
Sub II), and Giddy Inc., a Delaware corporation (Old Boxed). Pursuant to the Merger Agreement, the parties thereto entered into a business combination transaction (the Business Combination) pursuant to which, among other things, Blossom Merger Sub was merged with and into Old Boxed, with Old Boxed surviving the merger as a wholly owned subsidiary of the Company and, immediately following such merger, Old Boxed merged with and into Blossom Merger Sub II, with
Blossom Merger Sub II surviving the merger as a wholly owned subsidiary of the Company and changing its name to Boxed, LLC. The
Merger Agreement is attached hereto as Exhibit III. The Business Combination was consummated on December 8, 2021, and beginning
December 9, 2021, the Issuer began trading on the New York Stock
Exchange (NYSE) as BOXD.
Forward Purchase Agreement
       On November 28, 2021, the Issuer and ARRT entered into an agreement (the Forward Purchase Agreement) for a cash-settled OTC
Equity Prepaid Forward Transaction (the Forward Purchase
Transaction). Pursuant to the terms of the Forward Purchase
Agreement, (a) ARRT may purchase Common Stock (the Subject
Shares) of common stock, par value $0.0001 per share, of the Issuer after the date of the Forward Purchase Agreement from holders of Common Stock (other than the Issuer or affiliates of the Issuer) who have redeemed Common Stock or indicated an interest in redeeming
Common Stock pursuant to the redemption rights set forth in the Issuers Certificate of Incorporation in connection with the Business Combination (such holders, Redeeming Holders) and (b) ARRT has agreed to waive any redemption rights with respect to any Subject
Shares in connection with the Business Combination. The number of Subject Shares shall be no more than the lesser of (i) 10,000,000 and
(ii) the maximum number of Common Stock such that Seller does not beneficially own greater than 9.9% of the Common Stock on a post-combination pro forma basis. On December 7, 2021, ARRT delivered to the Issuer a pricing date notice as contemplated by the Forward Purchase Transaction indicating that 6,504,768 Subject Shares had been purchased.
       The Forward Purchase Agreement provides that (a) one local business day following the closing of the Business Combination, the Issuer will pay to ARRT, out of funds held in the Issuers trust account, an amount (the Prepayment Amount) equal to the redemption price (calculated pursuant to Section 9.2 of the Amended and Restated Certificate of Incorporation of the Issuer) per Share (the Initial Price) multiplied by the number of Subject Shares on the date of such prepayment, (b) on the first day of each calendar quarter after the closing of the Business Combination, the Issuer will pay to ARRT an amount equal to the Financing Amount (as defined below) that has accrued during the preceding quarter on the Subject Shares (less any Terminated Shares (as defined below)) and (c) on the fourth business day following the last day of the Valuation Period (as defined below), ARRT will make a cash payment to the Issuer equal to the sum of the products, for each trading day in a defined valuation period (the Valuation Period), of (i) a daily settlement price and (ii) a daily number of Common Stock based on a defined percentage of daily trading volume of the Common Stock on the NYSE. The daily settlement price on any day in the Valuation Period will be equal to the lesser of (a) the volume weighted average price of the Common Stock on the NYSE on such day minus $0.20 and (b) a forward price per share equal to the Initial Price plus a financing amount (the Financing Amount), with respect to the first 5,000,000 Subject Shares only, calculated as the greater of daily SOFR plus a spread of 300 basis points and zero.
Subject to certain optional early termination provisions, the Valuation Period will commence on the earlier of (i) the 2-year anniversary of the closing of the Business Combination and (ii) the date specified by ARRT in a written notice (not earlier than the day such notice is effective) that, during any 30 consecutive scheduled trading day-period following the closing of the Business Combination, the volume weighted average trading price per share of Common Stock for 20 scheduled trading days during such period shall have been less than $5.00 per share. The Forward Purchase Agreement is attached hereto as
Exhibit IV. On December 9, 2021, in connection with the closing of the Business Combination, the Issuer paid to ARRT the Prepayment
Amount.
       At any time, and from time to time, after the closing of the Business Combination, ARRT may sell Subject Shares (or any other shares of Common Stock or other securities of the Issuer) at its sole discretion in one or more transactions, publicly or privately, and, in connection with such sales, terminate the Forward Purchase
Transaction in whole or in part in an amount corresponding to the number of Subject Shares sold (the Terminated Shares) with notice required to the Issuer one day following any such sale. On the settlement date of any such early termination, ARRT will pay to the Issuer a pro rata portion of the Prepayment Amount (plus quarterly Financing Amounts previously paid) representing the Forward Price for the Terminated Shares.
       ARRTs obligations to the Issuer under the Forward Purchase Agreement are secured by perfected liens on (i) the proceeds of any sale or other disposition of the Subject Shares and (ii) the deposit account (the Deposit Account) into which such proceeds are required to be deposited. The Deposit Account is subject to a Deposit Account
Control Agreement in favor of the Issuer.
The foregoing descriptions of the Merger Agreement and Forward
Purchase Agreement (collectively, the Agreements) in this Schedule
13D do not purport to be complete and are qualified in their entirety by the full text of the Agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction.
       The Reporting Persons acquired the securities of the Issuer for investment purposes. Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors
(the Board) and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
       Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock
(by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. The Reporting
Persons or their affiliates may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Persons respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuers securities or other financial instruments, the Reporting Persons or such affiliates trading and investment strategies, subsequent developments affecting the Issuer, the Issuers business and the Issuers prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.
       The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuers securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.
       Except as described in this Schedule 13D, the Reporting
Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.
       The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.
       (a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.
       The Reporting Persons aggregate percentage of beneficial ownership is approximately 9.0% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned assumes 68,427,410 shares of Common Stock outstanding, based on information included in the Issuers Current Report on Form 8-K filed on December 14, 2021 and includes the 10,000 shares of Common Stock issuable upon the exercise of warrants held by ASPIF.
       ARRT may be deemed to have beneficial ownership of 6,164,370 shares of Common Stock. ASPIF may be deemed to have beneficial ownership of 10,000 shares of Common Stock underlying warrants exercisable within 60 days. ACM may be deemed to have beneficial ownership of 6,174,370 shares of Common Stock, including 10,000 shares of Common Stock underlying warrants exercisable within 60 days.



ARRT:
(i)	Amount beneficially owned:  6,164,370
(ii)	Percent of Class:  9.0%
(iii)	Sole power to vote or to direct the vote:  0
(iv)	Shared power to vote or to direct the vote:  6,164,370
(v)	Sole power to dispose or to direct the disposition of:  0
(vi)	Shared power to dispose or to direct the disposition of:  6,164,370

ASPIF:
(i)	Amount beneficially owned:  10,000
(ii)	Percent of Class:  0.0%
(iii)	Sole power to vote or to direct the vote:  0
(iv)	Shared power to vote or to direct the vote:  10,000
(v)	Sole power to dispose or to direct the disposition of:  0
(vi)	Shared power to dispose or to direct the disposition of:  10,000

ACM:
(i)	Amount beneficially owned:  6,174,370
(ii)	Percent of Class:  9.0%
(iii)	Sole power to vote or to direct the vote:  0
(iv)	Shared power to vote or to direct the vote:  6,174,370
(v)	Sole power to dispose or to direct the disposition of:  0
(vi)	Shared power to dispose or to direct the disposition of:  6,174,370



       Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this
Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.
       (c) During the 60 days preceding the date of this Schedule 13D, the Reporting Persons in aggregate effected the following transactions of Seven Oaks Acquisition Corp. Class A common stock, par value
$0.0001 per share, or, following the Business Combination, Common
Stock of the Issuer, as applicable:
       (i) December 6, 2021, purchased 6,504,768 shares;
       (ii) December 9, 2021, sold 340,398 shares; and
       The purchase occurred at a price of $10.00 per share.
       The sales occurred at prices ranging from $13.0619 to $13.502 per share.
       On December 7, 2021, 6,164,370 shares of Class A Common
Stock held by the ARRT were exchanged for Common Stock of the
Issuer on a share-for-share basis.
       (d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
       (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to the Securities of the Issuer.
       Item 3 above summarizes certain provisions of the Agreements and each is incorporated herein by reference. A copy of each agreement is attached as an exhibit hereto and incorporated herein by reference.
Item 7.	Materials to be Filed as Exhibits.
Exhibit No.
Description

Exhibit I Joint Filing Agreement by and among the Reporting Persons.
Exhibit II Power of Attorney.
Exhibit III Agreement and Plan of Merger, as amended, dated as of June 13, 2021, by and between the Issuer, Blossom
Merger Sub, Blossom Merger Sub II, LLC, and Giddy
Inc., (incorporated by reference to Exhibit 2.1 to the Issuers Current Report on Form 8-K filed on June 14,
2021).
Exhibit IV Forward Purchase Agreement, dated as of November
28, 2021, by and between the Issuer and ARRT
(incorporated by reference to Exhibit 10.1 to the Issuers Current Report on Form 8-K filed on
November 29, 2021).



SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: December 14, 2021

ACM ARRT VII D LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Special Purpose Investment Fund LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


EXHIBIT I
JOINT FILING AGREEMENT
       This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange
Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Boxed, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 14, 2021

ACM ARRT VII D LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Special Purpose Investment Fund LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory



EXHIBIT II
POWER OF ATTORNEY
       With respect to holdings of and transactions in securities issued by Boxed, Inc. (the Company), the undersigned hereby constitutes and appoints Jerry Cammarata, Andrew Weksler, Steven Segaloff and
Drew Phillips, or any of them signing singly, with full power of substitution and resubstitution, to act as the undersigneds true and lawful attorney-in-fact to:
1.	execute for and on behalf of the undersigned, Schedules
13D and 13G in accordance with Section 13 of the Securities Exchange Act of 1934, as amended (the
Exchange Act), and the rules thereunder, and Forms 3, 4, and 5 in accordance with Section 16 of the Exchange Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the
undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G or Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such schedule or form with the SEC and any stock exchange or similar authority; and

3.	take any other action of any type whatsoever in
connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-facts discretion.
	The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution and resubstitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorneys-in-fact substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.
       The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigneds responsibilities to comply with Section 13 and Section 16 of the Exchange Act.
       This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and 13G and Forms 3, 4, and 5 with respect to the undersigneds holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

	IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of December, 2021.

ACM ARRT VII D LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Special Purpose Investment Fund LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory